UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023

Commission File Number: 005-91913

Fusion Fuel Green PLC
(Translation of registrant’s name into English)

10 Earlsfort Terrace

Dublin 2, D02 T380, Ireland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

On February 28, 2023, Fusion Fuel Green PLC (“Company”) hosted a live conference call and webcast to discuss the Company’s financial results for the quarter ended December 31, 2022, along with fourth quarter operational highlights and technology updates. A replay of the webcast, the investor presentation used during the webcast, and a quarterly shareholder update letter from the Company’s executive committee, are each available on the Company’s website, fusion-fuel.eu. The shareholder update letter and investor presentation are also attached as Exhibits 99.1 and 99.2 to this Report on Form 6-K, respectively, and are incorporated by reference herein. The information contained in this Form 6-K and its exhibits shall be incorporated by reference in the Company’s registration statements on Form F-3 (File Nos. 333-251990 and 333-264714) and the prospectuses and any prospectus supplements included therein.

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EXHIBIT INDEX

Exhibit Number	Description

99.1	Quarterly Update to Shareholders
99.2	Investor Presentation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fusion Fuel Green PLC
(Registrant)

Date: February 28, 2023	/s/ Frederico Figueira de Chaves
Frederico Figueira de Chaves
Chief Financial Officer